Exhibit 21.1

SUBSIDIARIES OF CIPHER MINING INC.

Name of Subsidiary	Jurisdiction

Alborz Mining LLC	Delaware

Bear Mining 1 LLC	Delaware

Bear Mining 2 LLC	Delaware

Chief Mining LLC	Delaware

Cipher Mining Technologies Inc.	Delaware

Cipher Operations and Maintenance LLC	Delaware

CMO Mining LLC	Delaware

Odessa Mining LLC	Delaware